Exhibit (a)(5)(G)

PRESS RELEASE

FOR IMMEDIATE RELEASE:

TILMAN J. FERTITTA TERMINATES TENDER OFFER FOR MCCORMICK &
SCHMICK’S IN ORDER TO PARTICIPATE IN SALE PROCESS

Looks Forward to Commencing Diligence and Negotiations

Houston, TX – July 15, 2011 — Tilman J. Fertitta announced today that he is terminating, effective immediately, his previously announced tender offer to acquire, through his affiliate LSRI Holdings, Inc., a subsidiary of Landry’s, Inc. (collectively, “Landry’s”), all of the issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) (“MSSR”) for $9.25 per share, in order to participate in MSSR’s previously announced sale process.  Landry’s has entered into a confidentiality agreement with MSSR to conduct due diligence in connection with a possible negotiated transaction with MSSR.  The confidentiality agreement requires Landry’s to terminate its current tender offer.  The tender offer had been scheduled to expire at 5:00 p.m., New York City time, on July 29, 2011.

Mr. Fertitta remarked, “The termination of the tender offer in no way impairs our ability to acquire the Company.  What I have always wanted was to engage in mutually beneficial discussions.  By entering into the confidentiality agreement, which requires us to terminate the tender offer, the Company is agreeing to provide us with all necessary information, financial or otherwise, so that we can have fruitful negotiations and offer a fair value for the Company.  While we are agreeing to a standstill, we have preserved our right to nominate directors at next year’s annual meeting of stockholders in the event the sale process is terminated or not properly conducted.  This truly is the best outcome for all stockholders.”

Landry’s is not accepting for payment any shares that have been tendered, and such shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the proper account maintained with the DTC). The tender offer consideration will not be paid or become payable to any holders of shares pursuant to the tender offer.  Under no circumstances should shares be tendered to Landry’s or DTC and, if tendered, such shares will not be accepted and will be promptly returned to the tendering shareholder.